File No. 812-14354

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

In the Matter of

TRUST FOR PROFESSIONAL MANAGERS
WILLIAM BLAIR & COMPANY, L.L.C.

615 East Michigan Street
Milwaukee, WI 53202

APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(C) OF THE INVESTMENT COMPANY ACT OF 1940 FOR AN EXEMPTION FROM RULE 12d1-2(A)

~~August 29, 2014~~March 24, 2015

Please direct all communications regarding this Application to:
John P. Buckel, President
Rachel A. Spearo, Esq., Secretary, Trust for Professional Managers
615 East Michigan Street
Milwaukee, WI 53202
(414) 765-5384

Copy to:
Carol A. Gehl, Esq.
Christopher M. Cahlamer, Esq.
Godfrey & Kahn, S.C.
780 North Water Street
Milwaukee, WI 53202
(414) 273-3500

Richard W. Smirl, Chief Operating Officer
William Blair & Company, L.L.C.
222 West Adams Street
Chicago, Illinois 60606

This document (including exhibits) contains 17 pages

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

In the Matter of TRUST FOR PROFESSIONAL MANAGERS 615 East Michigan Street Milwaukee, WI 53202 And WILLIAM BLAIR & COMPANY, L.L.C. 222 West Adams Street Chicago, Illinois 60606 File No. 812-14354	APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(C) OF THE INVESTMENT COMPANY ACT OF 1940 FOR AN EXEMPTION FROM RULE 12d1-2(A)

I. INTRODUCTION

Trust for Professional Managers (the "Trust") and William Blair & Company, L.L.C. ("William Blair," and, together with the Trust, "Applicants") hereby file this application (the "Application") with the Securities and Exchange Commission (the "Commission") for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the "1940 Act"), exempting Applicants from Rule 12d1-2(a) under the 1940 Act. Applicants[1] request the exemption to the extent necessary to permit any existing or future series of the Trust and any other registered open-end management investment company or series thereof that (a) is advised by William Blair or any person controlling, controlled by, or under common control with William Blair (any such adviser or William Blair, an "Adviser") (b) is in the same group of investment companies as defined in Section 12(d)(1)(G) of the 1940 Act, (c) operates~~, at least in~~

[1] All entities that currently intend to rely on the requested order are named as applicants. Any other entity that relies on the order in the future will comply with the terms and condition of the application.

part, as a "fund of funds" and invests in other registered open-end management investment companies ("Underlying Funds") in reliance on Section 12(d)(1)(G) of the 1940 Act, and (d) is also eligible to invest in securities (as defined in Section 2(a)(36) of the 1940 Act) in reliance on Rule 12d1-2 under the 1940 Act (the "Funds"),[2] also to invest, to the extent consistent with its investment objectives, policies, strategies and limitations, in financial instruments which may not be securities within the meaning of Section 2(a)(36) of the 1940 Act ("Other Investments"). Applicants also request that the order exempt any entity, including any entity controlled by or under common control with an Adviser, that now or in the future acts as principal underwriter, or broker or dealer (if registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act")), with respect to the transactions described herein.

II. THE APPLICANTS

A. Trust for Professional Managers

The Trust was organized as a Delaware statutory trust on May 29, 2001 and is registered under the 1940 Act as an open-end management investment company. The Trust is organized as a series investment company and currently consists of [35]38 series, one of which is advised by the Adviser. Each of the Trust's series has its own investment objectives, policies and restrictions. Series of the Trust presently invest in both securities (as defined in Section 2(a)(36) of the 1940 Act) which are not issued by investment companies and in Other Investments, and may also invest in Underlying Funds. Series of the Trust that are not advised by William Blair will not rely on the order requested in the Application.

---

[2] Of the Funds in the Trust, William Blair currently serves as investment adviser only to the William Blair Directional Multialternative Fund, a series of the Trust.

B. <u>William Blair & Company, L.L.C.</u>

William Blair, the Funds' investment adviser, is a limited liability company organized under Delaware law and is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the "Advisers Act"). Any other Adviser will be registered under the Advisers Act. William Blair also serves as the Funds' principal underwriter and distributor. William Blair is an independent, employee-owned global investment banking and asset management firm founded in 1935 by William McCormick Blair. William Blair acts as the investment adviser to open-end investment companies, other privately offered U.S. and non-U.S. multi-manager hedge fund portfolios, and various individual and institutional clients with combined assets under management of approximately $73 billion as of June 30, 2014. As of June 30, 2014, William Blair had over 1,200 employees, including approximately 174 partners.

III. THE APPLICANTS' PROPOSAL

Each Fund invests (or, in the case of future Funds, will invest) in Underlying Funds as set forth in the Fund's prospectus. Applicants recognize that under Section 12(d)(1)(G)(i)(IV) of the 1940 Act no Fund may invest in an Underlying Fund unless the Underlying Fund has in place a policy prohibiting its investment in funds in reliance on Sections 12(d)(1)(F) or 12(d)(1)(G).[3] Applicants are not seeking relief from Section 12(d)(1)(G)(i)(IV). Applicants propose that, subject to the terms and the condition set forth in this Application, the Funds also be permitted to

---

[3] As set forth in the William Blair Directional Multialternative Fund's prospectus, the William Blair Directional Multialternative Fund may invest a portion of its assets in the William Blair Macro Allocation Fund, a series of William Blair Funds, which is advised by William Blair and is in the same group of investment companies as the William Blair Directional Multialternative Fund for purposes of Section 12(d)(1)(G) of the 1940 Act. In pursuing its investment strategy in seeking to achieve its investment objective, the William Blair Macro Allocation Fund may invest substantially in exchange-traded funds. William Blair does not invest the William Blair Macro Allocation Fund's assets in other investment companies in reliance on Section 12(d)(1)(G) or Section 12(d)(1)(F) of the 1940 Act, but invests in exchange-traded funds in excess of the Section 12(d)(1)(A) limits in reliance on exemptive orders granted to the exchange-traded funds by the SEC.

invest in Other Investments while investing in Underlying Funds and other securities in reliance on Section 12(d)(1)(G) of the 1940 Act and Rule 12d1-2 under the 1940 Act. The Funds will comply with Rule 12d1-2 under the 1940 Act, but for the fact that the Funds may invest a portion of their assets in Other Investments. The opportunity to invest in Other Investments will allow the Funds greater flexibility to meet their investment objectives. For example, there may be times when using a derivative instrument may allow a Fund to invest in eligible asset classes with greater efficiency and lower cost than is possible through investment in an Underlying Fund.

Each Fund would use Other Investments for a purpose that is consistent with the Fund's investment objectives, policies, strategies and limitations. William Blair believes that the ability of the Funds to invest in Underlying Funds and direct investments in securities in reliance on Rule 12d1-2 in combination with Other Investments will allow the Advisers to create better investment products that are suitable for a wide variety of mutual fund investors. Consistent with its fiduciary obligations under the 1940 Act, each Fund's board of trustees will review the advisory fees charged by the Fund's Adviser to ensure that the fees are based on services provided that are in addition to, rather than duplicative of, services provided pursuant to the advisory agreement of any investment company in which the Fund may invest.

IV. APPLICABLE LAW AND LEGAL ANALYSIS

Section 12(d)(1)(A) of the 1940 Act provides that no registered investment company may acquire securities of another investment company if such securities represent more than 3% of the acquired company's outstanding voting stock or more than 5% of the acquiring company's total assets, or if such securities, together with the securities of other investment companies, represent more than 10% of the acquiring company's total assets. Section 12(d)(1)(B) of the

1940 Act provides that no registered open-end investment company may sell its securities to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company's voting stock, or cause more than 10% of the acquired company's voting stock to be owned by investment companies and companies controlled by them.

In 1996 Congress added Section 12(d)(1)(G) to the 1940 Act to permit the operation of funds of funds involving investment companies which are part of the same "group of investment companies," which is defined in Section 12(d)(1)(G)(ii) as any two or more registered investment companies that hold themselves out to investors as related companies for purposes of investment and investor services. Section 12(d)(1)(G)(i) provides, in relevant part, that Section 12(d)(1) will not apply to securities of a registered open-end investment company or registered unit investment trust if:

(I) the acquired company and the acquiring company are part of the same group of investment companies;

(II) the securities of the acquired company, securities of other registered open-end investment companies and registered unit investment trusts that are part of the same group of investment companies, Government securities, and short-term paper are the only investments held by the acquiring company;

(III) with respect to

(aa) securities of the acquired company, the acquiring company does not pay and is not assessed any charges or fees for distribution-related activities, unless the acquiring company does not charge a sales load or other fees or charges for distribution-related activities; or

(bb)   securities of the acquiring company, any sales loads and other distribution-related fees charged, when aggregated with any sales load and distribution-related fees paid by the acquiring company with respect to securities of the acquired company, are not excessive under rules adopted pursuant to section 22(b) or section 22(c) by a securities association registered under section 15A of the Exchange Act, or the Commission;

(IV)   the acquired company has a policy that prohibits it from acquiring any securities of registered open-end investment companies or registered unit investment trusts in reliance on this subparagraph or subparagraph (F); and

(V)   such acquisition is not in contravention of such rules and regulations as the Commission may from time to time prescribe with respect to acquisitions in accordance with this subparagraph, as necessary and appropriate for the protection of investors.

In 2006 the Commission adopted Rule 12d1-2 under the 1940 Act.[4] That Rule permits a registered open-end investment company or a registered unit investment trust relying on Section 12(d)(1)(G) of the 1940 Act to acquire (in addition to securities issued by another registered investment company in the same group of investment companies, government securities, and short-term paper):

---

[4] *See* Fund of Funds Investments, Investment Company Act Release No. 27399 (June 20, 2006) (the "Adopting Release").

(1)   Securities issued by an investment company, other than securities issued by another registered investment company that is in the same group of investment companies, when the acquisition is in reliance on Section 12(d)(1)(A) or 12(d)(1)(F) of the 1940 Act;

(2)   Securities (other than securities issued by an investment company); and

(3)   Securities issued by a money market fund, when the acquisition is in reliance on Rule 12d1-1.

For the purposes of Rule 12d1-2, the term "securities" means any security as that term is defined in Section 2(a)(36) of the 1940 Act.[5] The Commission noted in the Adopting Release that permitting an affiliated fund of funds to invest, consistent with the fund's investment policies, directly in stocks, bonds, and other types of securities "would allow an acquiring fund greater flexibility in meeting investment objectives that may not be met as well by investments in other funds in the same fund group, while not presenting any additional concerns that [S]ection 12(d)(1)(G) was intended to address."[6] The adoption of Rule 12d1-2 also reflects the Commission's response to Congress' expectation "that the Commission will use this authority [set forth in Section 12(d)(1)(J)] to adopt rules and process exemptive applications in the fund of funds area in a progressive way as the fund of funds concept continues to evolve over time."[7]

Section 6(c) of the 1940 Act provides a means for the Commission to respond to developments in the financial markets not specifically contemplated when the 1940 Act was

---

[5] *See* Adopting Release at 17, n. 58.
[6] *Id*. at 17-18.
[7] *See* H.R. Rep. No. 622, 104th Cong., 2nd Sess., at 43-44 (1996).

passed or subsequently amended.[8] It permits the Commission to grant exemptions from particular provisions of the 1940 Act, or any rule thereunder, that would inhibit the development of new and innovative investment products. Section 6(c) provides as follows:

> The Commission, . . . by order upon application may conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of . . . [the 1940 Act] or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of . . . [the 1940 Act].

Applicants believe that permitting the Funds to invest in Other Investments would not raise any of the concerns that Section 12(d)(1) of the 1940 Act as originally adopted and as amended in 1970 was intended to address, namely: (1) pyramiding of voting control of underlying funds; (2) undue influence over portfolio management of underlying funds through the threat of large scale redemptions; (3) unnecessary duplication of costs (such as sales loads, advisory fees and administrative costs); and (4) complex pyramidal structures that may be confusing to investors.[9] Section 12(d)(1)(G) reflects a determination by Congress that certain fund of funds arrangements do not raise the concerns underlying the prohibitions in Sections 12(d)(1)(A) and (B). Section 12(d)(1)(G) addresses these concerns by requiring that the

---

[8] *See, e.g., Trust Fund Sponsored by the Scholarship Club, Inc.*, Investment Company Act Release No. 5524 (Oct. 25, 1968) ("The broad exemptive power provided in Section 6(c) was designed to enable [the Commission] to deal equitably with situations which could not be foreseen at the time the legislation was enacted."); *Sisto Financial Corp.*, Investment Company Act Release No. 923 (July 16, 1946) (Section 6(c) is intended "to deal with situations unforeseen at the time of the passage of the [1940] Act and unprovided for elsewhere in the [1940] Act").

[9] *See* the *Report of the Securities and Exchange Commission on the Public Policy Implication of Investment Company Growth*, in H.R. Rep. No. 2337, at 311-24 (1966).

acquiring and the acquired funds be part of the same group of investment companies, limiting charges and fees of the acquiring company and acquired company and requiring that the acquired fund not invest in other investment companies in reliance on Sections 12(d)(1)(G) or 12(d)(1)(F) of the 1940 Act. The approval of Rule 12d1-2 demonstrates a determination by the Commission that fund of funds investments in stocks, bonds and other types of securities that are not issued by registered investment companies do not raise any of the concerns that Section 12(d)(1)(G) was intended to address.

Likewise, permitting the Funds to invest in Other Investments in furtherance of their investment objectives, policies, strategies and limitations as requested herein will not raise any of the concerns underlying the prohibitions in Sections 12(d)(1)(A) and (B). Instead, this additional flexibility will provide the Funds a broader array of investment options through which to pursue their investment objectives.

Applicants submit that the requested exemption offers significant benefits, as detailed in Part III above, and is "necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the [1940] Act," and therefore meets the standards for relief set forth in Section 6(c) of the 1940 Act. As indicated below, the Commission has already granted to a number of other applicants relief similar to that requested in this Application.

V. SUPPORTING PRECEDENT

The Commission has previously granted exemptive relief authorizing registered investment companies relying on Section 12(d)(1)(G) and Rule 12d1-2 to invest in Other Investments. *See Northern Lights Fund Trust, et al.*, Investment Company Act Release Nos. 31154 (July 15, 2014) (order) and 31087 (June 18, 2014) (notice); *Goldman Sachs Trust, et al.,* Investment Company Act Release Nos. 30522 (May 15, 2013) (order) and 30471 (April 19, 2013) (notice); *Securian Funds Trust, et al.,* Investment Company Act Release Nos. 30387 (February 19, 2013) (order) and 30354 (January 22, 2013) (notice); *DoubleLine Capital LP and DoubleLine Funds Trust,* Investment Company Act Release Nos. 29971 (February 28, 2012) (order) and 29943 (February 9, 2012) (notice).

VI. APPLICANTS' CONDITION

Applicants agree that any order granting the requested relief will be subject to the following condition:

1. Applicants will comply with all provisions of Rule 12d1-2 under the 1940 Act, except for paragraph (a)(2) to the extent that it restricts any Fund from investing in Other Investments as described in the Application.

VII. REQUEST FOR ORDER

Applicants request an order pursuant to Section 6(c) of the 1940 Act granting the relief requested in this Application. Applicants submit, for the reasons stated herein, that their request for exemptive relief meets the standard for relief under Section 6(c) of the 1940 Act and therefore, Applicants respectfully request that the Commission grant the requested relief.

VIII. PROCEDURAL MATTERS

Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their address is as indicated on the first page of this Application. Applicants further state that all written or oral communications concerning this Application should be directed as indicated on the first page of this Application.

The authorization required by Rule 0-2(c) under the 1940 Act is included in this Application as <u>Exhibit A-1</u>, and the Verifications required by Rule 0-2(d) under the 1940 Act are included in this Application as <u>Exhibit B-1 and</u> <u>Exhibit B-2</u>.

[Continues on following page]

Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the 1940 Act.

Respectfully submitted,

TRUST FOR PROFESSIONAL MANAGERS

By: /s/ John P. Buckel

Name: John P. Buckel

Title: President

WILLIAM BLAIR & COMPANY, L.L.C.

By: /s/ Richard W. Smirl

Name: Richard W. Smirl

Title: Chief Operating Officer

March 24, 2015August 29, 2014

EXHIBIT INDEX

TRUST FOR PROFESSIONAL MANAGERS
RESOLUTIONS ADOPTED BY THE
BOARD OF TRUSTEES ON AUGUST 13[DATE], 2014

Authorization to File Exemptive Order Application relating to the Fund

WHEREAS, the Board of Trustees of Trust for Professional Managers (the "Trust"), including the independent members of the board (collectively, the "Board"), deems it to be in the best interests of the Trust to permit the William Blair Directional Multialternative Fund, subject to certain conditions required by the SEC and set forth in the attached application for exemptive relief (the "Rule 12d1-2 Application"), exempting the Fund from Rule 12d1-2(a) under the 1940 Act to the extent necessary to permit any existing or future series of the Trust and any other registered open-end management investment company or series thereof that is advised by William Blair & Company, L.L.C. ("William Blair") or any person controlling, controlled by, or under common control with William Blair that is in the same group of investment companies as defined in Section 12(d)(1)(G) of the 1940 Act and that invests in other registered open-end management investment companies in reliance on Section 12(d)(1)(G) of the 1940 Act, and which is also eligible to invest in securities (as defined in Section 2(a)(36) of the 1940 Act) in reliance on Rule 12d1-2 under the 1940 Act, also to invest, to the extent consistent with its investment objectives, policies, strategies and limitations, in financial instruments which may not be securities within the meaning of Section 2(a)(36) of the 1940 Act; and

WHEREAS, the Board has determined it appropriate and necessary to file with the SEC the Rule 12d1-2 Application which will accomplish the objectives described above; now, therefore, be it

RESOLVED, that the Board hereby authorizes and directs the officers of the Trust, with the assistance of legal counsel, to prepare and file with the SEC the Rule 12d1-2 Application, and any and all amendments thereto, requesting an order exempting the Fund from Rule 12d1-2(a) as described in the preceding paragraphs.

Miscellaneous

RESOLVED, that the officers of the Trust are authorized, empowered and directed to take such further actions, to execute such other documents, to pay such expenses and to do such other acts and things as such officers, or any of them, in their discretion, deem necessary or advisable to effectuate the intent of the foregoing resolutions.

TRUST FOR PROFESSIONAL MANAGERS

VERIFICATION PURSUANT TO RULE 0-2(d)

The undersigned states he has duly executed the attached First Amended Application dated March 24, 2015August 29, 2014 for and on behalf of Trust for Professional Managers; that he is President of such trust; and that all action by shareholders, trustees and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: /s/ John P. Buckel_____

Name: John P. Buckel

Title: President

WILLIAM BLAIR & COMPANY, L.L.C.

VERIFICATION PURSUANT TO RULE 0-2(d)

The undersigned states he has duly executed the attached First Amended Application dated March 24, 2015August 29, 2014 for and on behalf of William Blair & Company, L.L.C.; that he is Chief Operating Officer of such company; and that all action by officers, directors and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: /s/ Richard W. Smirl

Name: Richard W. Smirl

Title: Chief Operating Officer